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                                KEENE WOLCOTT
                               4545 NOTH LANE
                              DEL MAR, CA 92014


January 11, 1996

Mr. Robert Muehlberg, President
Medical Imaging Centers of America
944 Farnham Street, Suite 100
San Diego, CA 92123

Dear Bob,

You have initiated an action that I, as a director, totally disagree. I am most distressed by the actions of the management of MIKA in regard to the filing of the suit in the U.S. District Court versus Steel Partners Associates, Steel Partners II and certain individuals as announced yesterday

I abstained from voting yesterday because it was my understanding that you were going to report back to the board the results of your negotiations with Steel Partners prior to initiating the law suit. Had I believed such was not the case, I would have vigorously opposed the action.

I believe anti-take-over strategies (poison pills) are contrary to democratic capitalism and are not in the best interest of the stockholders. I therefore do hereby, with immediate effect, resign as a Director of MIKA.

I also wish MIKA to file this letter of resignation with the U.S. Securities and Exchange Commission as an 8-k submission and the MIKA shareholders be appropriately advised of my action.


Sincerely,

   /s/  E. Keene Wolcott
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        E. Keene Wolcott